Bling Marketing, Inc.

150 West 46th Street, Suite 5R

New York, New York 10036

Telephone (855) 307-2134

March 5, 2014

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:

Acceleration of Effective Date

Bling Marketing, Inc.

Registration on Form S-1

File No. 333-192997

Dear Sir or Madam:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our registration statement on Form S-1.  We request an effective date of Friday, March 7, 2014 at 4:00 p.m. eastern time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.  We hereby acknowledge that:

  -  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  -  the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  -  the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.  Please do not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

Bling Marketing, Inc.

By: /s/ Dena Kurland

            Dena Kurland

            Chief Executive Officer

            Chief Financial Officer